Conference Call:	Today, November 6, at 11:00 a.m. EST
Dial-in numbers:	888/391-0237 (US and CAN) or 212/676-4900 (International)
Webcast:	www.madcatz.com (Select “Investors”)
Replay Information:	See release text

News Announcement	For Immediate Release

Contact:
Morris Perlis	Nathan Ellingson, Joseph Jaffoni
Mad Catz Interactive, Inc.	Jaffoni & Collins Incorporated
416/368-4449	212/835-8500 or mcz@jcir.com

MAD CATZ FISCAL 2004 SECOND QUARTER NET SALES INCREASE 23%;

GROSS MARGINS GROW TO 25%

San Diego, California and Toronto, Ontario, November 6, 2003 — Mad Catz Interactive, Inc. (AMEX/TSE: MCZ), a leading manufacturer of video game accessories, announced today record financial results for the second quarter and six months ended September 30, 2003.

Net sales for the second quarter ended September 30, 2003 increased 23% to $21.3 million from $17.3 million in the same period a year ago. Gross profit for the quarter increased 40% to $5.3 million, compared to $3.8 million in the same period a year ago. Selling, general and administrative expenses in the fiscal 2004 second quarter increased 37% to $4.3 million from $3.2 million in the same period a year ago. Selling expenses as a percentage of net sales increased to 10.4% compared to 9.2% for the same period a year ago. Administrative expenses in the second quarter were $2.1 million compared to $1.6 million in the same period a year ago and were flat compared to the fiscal 2004 first quarter. EBITDA (defined as earnings before interest, taxes, depreciation and amortization) increased approximately 107% to $1.1 million in the quarter ended September 30, 2003 from $0.5 million in the 2002 quarter. A reconciliation of EBITDA included herein, to the Company’s net income on a GAAP basis, is included in the financial tables accompanying this release. Income before taxes for the quarter ended September 30, 2003 was $0.4 million, compared to a loss before taxes of $0.3 million in the same period in the prior fiscal year. Net income for the quarter was $0.2 million or break even per share on a basic and diluted basis, compared to $0.1 million or break even per share on a basic and diluted basis for the same period in the prior fiscal year.

Net sales for the six months ended September 30, 2003 increased 30% to $39.1 million from $30.0 million in the year ago period, with gross profit increasing 56% to $8.6 million from $5.5 million, in the first six months of fiscal 2003. Selling, general and administrative expenses for the first half of fiscal 2004 were $8.8 million compared to $6.2 million in the year ago period. Selling expenses as a percentage of net sales increased to 11.9% for the first half of fiscal 2004 from 10.6% in the first half of fiscal 2003. Administrative expenses as a percentage of net sales were 10.7% for the six months ended September 30, 2003, compared to 10.1% in the prior fiscal year. For the six months ended September 30, 2003, Mad Catz’ EBITDA was negative $0.4 million compared to an EBITDA of negative $0.5 million in the prior fiscal year. The net loss before taxes for the first

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Mad Catz Interactive, 11/6/03	page 2

six months of fiscal 2004 was $1.7 million versus a $1.9 million loss before taxes in the prior fiscal year. The Company reported a net loss for the first six months of fiscal 2004 of $1.0 million, or $0.02 per basic and diluted share, compared to a loss of $1.5 million or $0.03 per basic and diluted share for the first half of fiscal 2003.

Fiscal 2004 Second Quarter Highlights:

■	Continued Growth Across Sales Regions:

■	U.S. sales up 39% to $15.9 million from $11.4 million

■	Canadian sales up 114% to $1.6 million from $0.8 million

■	International sales were $3.8 million compared to $5.1 million (approximately 94% of the second quarter fiscal 2003 gross sales to international customers were from sales of the PlayStation® 2 Memory Card)

■	Gross sales excluding PS2 memory card sales a year ago, were up 68%

■	Gross profit margin of 25.1%, up from 22.1% in the year ago period and 18% in the fiscal first quarter

■	Distinguished again for industry leading customer service

■	Named “Best Supplier Under £10m Sales” by Dixons Group

■	Awarded “Highest Retail Sales Increase for the Year” by Electronics Boutique Canada

■	Growing significance of GameShark brand, representing approximately 14% of gross sales:

■	GameShark GameSaves for Xbox®

■	GameShark GameSaves for PlayStation 2

■	GameShark 16mb Mega Memory for PlayStation 2

■	GameShark Media Player for PlayStation 2

■	GameShark for Game Boy® Advance SP

■	Shipped first OEM product with microphone for Microsoft®’s Music Mixer

■	New product introductions:

■	RetroCON controller for Sony PlayStation 2, PSone®, PlayStation®

■	LumiCON™ LED Controller for PlayStation 2, PSone, PlayStation and Xbox

■	Only third party accessory manufacturer to ship complete line of fully licensed accessories for Nokia’s N-Gage™

■	Signed European distribution agreement with Fire International for its Xploder line of game enhancement software

Mad Catz Interactive, Inc. President and CEO, Morris Perlis commented, “With our second quarter results, it is clear that Mad Catz is successfully executing on the clearly defined long-term goals we have established for the Company. Net sales for the quarter were up 23% over the year ago levels. A strong metric in itself, Mad Catz’ sales growth in the quarter is even more impressive when looking at a remarkable 68% increase when excluding PS2 memory card sales in the year ago period. A number of factors have contributed to this growth. First, Mad Catz’ acquisition of GameShark in January has been a tremendous success. In only two complete quarters of sales, GameShark and our expanded GameShark product line have grown to represent approximately 14% of sales. Additionally, sales from our core accessory products were up more than 45%, reflecting continued account penetration and the enthusiastic marketplace reception of many of our recently introduced products. While it is still too early to predict the outcome of the holiday season, we are pleased with our initial successes given the continued degree of economic uncertainty in the marketplace.

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Mad Catz Interactive, 11/6/03	page 3

“Close inventory management contributed to a $12.0 million inventory reduction compared to the same period a year ago. Mad Catz’ emphasis on inventory management has allowed us to maintain lower inventory levels while still offering our customers the service they expect. Simultaneously we reduced our outstanding borrowings, providing us greater fiscal flexibility while reducing interest expense. While we target further improvements, these results indicate how we have positioned the Company to scale profitably with increased sales.

“During the quarter selling, general and administrative expenses, were inline with our expectations at $4.3 million, up from $3.2 million in the year ago period. We are pleased with our quarterly financial results as net income before taxes increased to $0.4 million from a loss of $0.3 million in the same period a year ago, with EBITDA increasing to $1.1 million for the second quarter of fiscal 2004 compared to $0.5 million in the same period last year.”

The Company will host a conference call and simultaneous webcast today, November 6, 2003, at 11:00 a.m. EST. Following its completion, a replay of the call can be accessed for 30 days on the Internet from the Company’s Web site (www.madcatz.com, select “Investors”) or for two days via telephone at 800/633-8284 (reservation # 21164675) or, for international callers, at 402/977-9140.

About Mad Catz Interactive, Inc.

Mad Catz Interactive, Inc., (www.madcatz.com), designs, develops, manufactures and markets a full range of high quality, competitively priced accessories for video game consoles and portables. Mad Catz is a worldwide leader of innovative peripherals in the interactive entertainment industry, with distribution through nine of the top ten U.S. retailers offering interactive entertainment products. With operating headquarters in San Diego, California, Mad Catz has offices in Canada, the U.K. and Asia, as well as distributors in Europe and Australia.

Safe Harbor For Forward Looking Statements:

This press release contains forward-looking statements about the Company’s business prospects that involve substantial risks and uncertainties. The Company assumes no obligation to update the forward-looking statements contained in this press release as a result of new information or future events or developments. You can identify these statements by the fact that they use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the ability to maintain or renew the Company’s licenses; competitive developments affecting the Company’s current products; first party price reductions; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; market and general economic conditions. A further list and description of these risks, uncertainties and other matters can be found in the Company’s reports filed with the Securities and Exchange Commission and the Canadian Securities Administrators.

-tables follow-

Mad Catz Interactive, 11/6/03	page 4

MAD CATZ INTERACTIVE, INC.

Consolidated Statements Of Operations (unaudited, $US)

	Three Months Ended September 30,		Six Months Ended September 30,
	2003	2002	2003	2002
Net sales	$21,281,315	$17,312,460	$39,093,418	$29,964,609
Cost of sales	15,931,786	13,493,064	30,530,128	24,463,163

Gross profit	5,349,529	3,819,396	8,563,290	5,501,446
Expenses:
Selling expenses	2,205,289	1,600,502	4,660,857	3,188,597
Administrative expenses	2,127,065	1,567,594	4,180,655	3,023,271
Interest expense	358,069	453,844	743,001	715,128
Depreciation and amortization	313,850	315,332	624,383	622,622
Other income	(52,695)	(30,744)	(57,791)	(40,436)
Foreign exchange (gain) loss	3,004	166,665	154,828	(154,451)

	4,954,582	4,073,193	10,305,933	7,354,731
Income (loss) before income taxes	394,947	(253,797)	(1,742,643)	(1,853,285)
Income tax expense (benefit)	157,978	(336,373)	(697,058)	(340,838)

Net income (loss)	$236,969	$82,576	$(1,045,585)	$(1,512,447)
Accumulated deficit, beginning of period	$(17,186,133)	$(18,709,294)	$(15,903,579)	$(17,114,271)

Accumulated deficit, end of period	$(16,949,164)	$(18,626,718)	$(16,949,164)	$(18,626,718)

Net income (loss) per share:
Basic	$0.00	$0.00	$(0.02)	$(0.03)

Diluted	$0.00	$0.00	$(0.02)	$(0.03)

Weighted average number of common shares outstanding:
Basic	53,206,719	52,955,006	53,206,719	52,933,401

Diluted	53,482,632	53,479,088	53,206,719	52,933,401

-tables follow-

Mad Catz Interactive, 11/6/03	page 5

MAD CATZ INTERACTIVE, INC.

Consolidated Balance Sheets ($US)

	September 30, 2003 (unaudited)	March 31, 2003 (audited)	September 30, 2002 (unaudited)
Assets
Current assets:
Cash	$690,350	$1,234,104	$1,643,951
Accounts receivable	16,764,784	16,530,226	12,262,353
Inventories	17,337,666	18,413,299	29,343,497
Prepaid expenses and deposits	1,911,081	1,032,830	689,541
Current portion of future income tax assets	3,030,550	3,030,550	2,119,803
Income tax receivable	609,492	598,137	0

	40,343,923	40,839,146	46,059,145
Deferred financing fees	0	238,649	477,298
Capital assets	1,808,952	1,729,310	1,852,051
Intangible assets	4,938,124	5,046,634	0
Goodwill	19,292,371	17,737,549	16,536,318

	$66,383,370	$65,591,288	$64,924,812

Liabilities and Shareholders’ Equity
Current liabilities:
Bank loan	$17,032,078	$17,076,993	$18,843,754
Accounts payable and accrued liabilities	16,057,527	16,004,283	17,628,357

	33,089,605	33,081,276	36,472,111
Future tax liabilities	85,829	85,829	84,171
Shareholders’ equity:
Capital stock	45,793,085	45,793,085	45,593,274
Cumulative translation adjustment	4,364,015	2,534,677	1,401,974
Accumulated deficit	(16,949,164)	(15,903,579)	(18,626,718)

	33,207,936	32,424,183	28,368,530

	$66,383,370	$65,591,288	$64,924,812

-table follows-

Mad Catz Interactive, 11/6/03	page 6

MAD CATZ INTERACTIVE, INC.

Supplementary Data ($US)

Geographical Sales Data

The Company’s sales and capital assets are attributable to the following countries (all results are unaudited):

	Three Months Ended September 30,		Six Months Ended September 30,
	2003	2002	2003	2002
Sales
Canada	$1,628,137	$762,526	$2,421,446	$1,266,738
United States	15,860,200	11,424,983	30,592,034	21,659,215
International	3,792,978	5,124,951	6,079,938	7,038,656

	$21,281,315	$17,312,460	$39,093,418	$29,964,609

EBITDA RECONCILIATION

EBITDA represents net income plus interest, taxes, depreciation and amortization.

	Three Months Ended September 30,		Six Months Ended September 30,
	2003	2002	2003	2002
Net income (loss)	$236,969	$82,576	$(1,045,585)	$(1,512,447)
Adjustments:
Interest expense	358,069	453,844	743,001	715,128
Income tax expense (benefit)	157,978	(336,373)	(697,058)	(340,838)
Depreciation and amortization	313,850	315,332	624,383	622,622

EBITDA	$1,066,866	$515,379	$(375,259)	$(515,535)

The Company believes that EBITDA is a useful supplement to net income as an indication of operating performance. EBITDA is a key financial measure but is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in Canada. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

#  #  #

Consolidated Financial Statements of

Mad Catz Interactive, Inc.

Quarter ended September 30, 2003

MAD CATZ INTERACTIVE, INC.

Consolidated Statements of Operations - Unaudited

Expressed in U.S. Dollars

	Three Months Ended September 30,		Six Months Ended September 30,
	2003	2002	2003	2002
Net sales	$21,281,315	$17,312,460	$39,093,418	$29,964,609
Cost of sales	15,931,786	13,493,064	30,530,128	24,463,163

Gross profit	5,349,529	3,819,396	8,563,290	5,501,446
Expenses (income):
Selling	2,205,289	1,600,502	4,660,857	3,188,597
Administrative	2,127,065	1,567,594	4,180,655	3,023,271
Interest	358,069	453,844	743,001	715,128
Depreciation and amortization	313,850	315,332	624,383	622,622
Other income	(52,695)	(30,744)	(57,791)	(40,436)
Foreign exchange (gain)/loss	3,004	166,665	154,828	(154,451)

	4,954,582	4,073,193	10,305,933	7,354,731

Income (loss) before income taxes	394,947	(253,797)	(1,742,643)	(1,853,285)
Income tax expense (benefit)	157,978	(336,373)	(697,058)	(340,838)

Net income (loss)	$236,969	$82,576	$(1,045,585)	$(1,512,447)
Accumulated deficit, beginning of period	(17,186,133)	(18,709,294)	(15,903,579)	(17,114,271)

Accumulated deficit, end of period	$(16,949,164)	$(18,626,718)	$(16,949,164)	$(18,626,718)

Net income (loss) per share
Basic	$0.00	$0.00	$(0.02)	$(0.03)

Diluted	$0.00	$0.00	$(0.02)	$(0.03)

Weighted average number of common shares outstanding:
Basic	53,206,719	52,955,006	53,206,719	52,933,401

Diluted	53,482,632	53,479,088	53,206,719	52,933,401

See accompanying notes to the consolidated financial statements

MAD CATZ INTERACTIVE, INC.

Consolidated Balance Sheets

Expressed in U.S. Dollars

	September 30, 2003 Unaudited	March 31, 2003 Audited	September 30, 2002 Unaudited
Assets
Current assets:
Cash	$690,350	$1,234,104	$1,643,951
Accounts receivable	16,764,784	16,530,226	12,262,353
Inventories	17,337,666	18,413,299	29,343,497
Prepaid expenses and deposits	1,911,081	1,032,830	689,541
Current portion of future income tax assets	3,030,550	3,030,550	2,119,803
Income tax receivable	609,492	598,137	0

	40,343,923	40,839,146	46,059,145
Deferred financing fees	—	238,649	477,298
Capital assets	1,808,952	1,729,310	1,852,051
Intangible assets	4,938,124	5,046,634	0
Goodwill	19,292,371	17,737,549	16,536,318

	$66,383,370	$65,591,288	$64,924,812

Liabilities and Shareholders’ Equity
Current liabilities:
Bank loan	$17,032,078	$17,076,993	$18,843,754
Accounts payable and accrued liabilities	16,057,527	16,004,283	17,628,357

	33,089,605	33,081,276	36,472,111
Future tax liabilities	85,829	85,829	84,171
Shareholders’ equity:
Capital stock	45,793,085	45,793,085	45,593,274
Cumulative translation adjustment	4,364,015	2,534,677	1,401,974
Accumulated deficit	(16,949,164)	(15,903,579)	(18,626,718)

	33,207,936	32,424,183	28,368,530

	$66,383,370	$65,591,288	$64,924,812

See accompanying notes to the consolidated financial statements

MAD CATZ INTERACTIVE, INC.

Consolidated Cash Flow Statements - Unaudited

Expressed in U.S. Dollars

	Three Months Ended September 30,		Six Months Ended September 30,
	2003	2002	2003	2002
Cash flows from operating activities:
Net income (loss)	$236,969	$82,576	$(1,045,585)	$(1,512,447)
Items not involving cash:
Amortization of deferred financing fees	119,325	119,375	238,649	245,144
Foreign exchange (gains) losses	3,004	166,665	154,828	-154,451
Depreciation and amortization	313,850	315,332	624,383	622,622
Future income tax assets and liabilities	—	—	—	-101,683
Changes in noncash operating working capital:
Accounts receivable	(1,958,380)	(988,670)	-8,644	-1,936,528
Prepaid expenses and deposits	(810,619)	108,704	-871,687	66,535
Inventories	571,759	(6,101,712)	1,237,519	-13,203,200
Accounts payable and accrued liabilities	717,916	243,996	-48,115	1,791,420
Income tax receivable	1,146,479	(325,716)	-22,870	-221,933

Net cash provided by (used in) continuing operations	340,303	(6,379,450)	258,478	(14,404,521)

Cash flows from investing activities:
Purchase of capital assets	(283,514)	(374,507)	-583,262	-554,468
Purchase of intangible assets	—	—	—	—

Net cash used in investing activities	(283,514)	(374,507)	(583,262)	(554,468)

Cash flows from financing activities:
Bank loan	(525,261)	3,999,641	-44,915	14,508,670
Proceeds from issue of share capital	—	29,539	—	38,414

Net cash provided by (used in) financing activities	(525,261)	4,029,180	(44,915)	14,547,084

Effects of exchange rate changes on cash	(13,525)	(212,761)	(174,055)	152,890
Net decrease in cash	(481,997)	(2,937,538)	(543,754)	(259,015)
Cash at beginning of period	1,172,347	4,581,489	1,234,104	1,902,966

Cash at end of period	$690,350	$1,643,951	$690,350	$1,643,951

See accompanying notes to the consolidated financial statements

MAD CATZ INTERACTIVE, Inc.

Notes to consolidated financial statements

Note 1:	BASIS OF PRESENTATION AND DISCONTINUED OPERATIONS

The unaudited interim period consolidated financial statements as of September 30, 2003, have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all disclosures required in annual financial statements. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended March 31, 2003.

These unaudited interim consolidated financial statements reflect all adjustments, all of which are normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, 1328158 Ontario Inc. (“Mad Catz Canada”), Xencet U.S. Inc., Singapore Holdings Inc., Mad Catz Inc., FX Unlimited Inc., Madcatz Europe Ltd, Madcatz Ltd, Mad Catz (Asia) Limited and Mad Catz Interactive Asia Ltd.

Note 2:	FOREIGN EXCHANGE

The United States dollar is the functional currency of the Company’s United States operations. The Canadian dollar is the functional currency of the Company’s Canadian operations, which are translated to United States dollars using the current rate method. The British Pound is the functional currency of the Company’s UK operations, which are translated to United States dollars using the current rate method. The Hong Kong Dollar is the functional currency of the Company’s Hong Kong operations, which are translated to United States dollars using the current rate method.

Note 3:	STOCK-BASED COMPENSATION

The Company adopted Handbook Section 3870 (“Section 3870”), “Stock-Based Compensation and Other Stock-Based Payments”, on April 1, 2002. Section 3870 is applied prospectively to all stock-based payments granted in the fiscal year beginning on or after January 1, 2002 and sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. Section 3870 permits the Company to continue its existing policy whereby no compensation cost is recorded for stock option grants to employees. For the calculation of pro forma compensation expense, the Company applied the Black Scholes option pricing model with the following assumptions: volatility of 76%, risk-free interest rate of 5%, and an expected life of 3 years. Had the fair value based method been used to account for employee stock options, the Company would have recorded net loss and basic and diluted earnings per share as follows:

	Three Months Ended September 30,		Six Months Ended September 30,
	2003	2002	2003	2002
Reported net income (loss)	$236,969	82,576	-1,045,585	-1,512,447
Stock based compensation using the fair value method	-40,732	-161,832	-73,383	-161,832

Adjusted net income (loss)	$196,237	$(79,256)	$(1,118,968)	$(1,674,279)

Basic and diluted earnings per share as reported and as adjusted	$0.00	$0.00	$(0.02)	$(0.03)

Note 4:	SEGMENTED DATA

The Company’s sales and capital assets are attributable to the following countries:

	Three Months Ended September 30,		Six Months Ended September 30,
	2003	2002	2003	2002
Sales
Canada	$1,628,137	$762,526	$2,421,446	$1,266,738
United States	15,860,200	11,424,983	30,592,034	21,659,215
International	3,792,978	5,124,951	6,079,938	7,038,656

	$21,281,315	$17,312,460	$39,093,418	$29,964,609

Revenues are attributed to countries based on the location of the customer. During the six months ended September 30, 2003, the Company sold approximately 40% of its products to two customers (2002 – approximately 38% to two customers).

	September 30, 2003	March 31, 2003
Capital assets:
Canada	$9,582	$3,782
United States	1,694,518	1,607,360
International	104,852	118,168

	1,808,952	1,729,310
Goodwill and intangible assets:
Canada	19,292,371	17,737,549
United States	4,938,124	5,046,634

	24,230,495	22,784,183

	$26,039,447	$24,513,493

Note 5:	EBITDA RECONCILIATION

EBITDA represents net income plus interest, taxes, depreciation and amortization.

The Company believes that EBITDA is a useful supplement to net income as an indication of operating performance EBITDA is a key financial measure but is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in Canada. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

	Three Months Ended September 30,		Six Months Ended September 30,
	2003	2002	2003	2002
Net income (loss)	236,969	$82,576	$(1,045,585)	-1,512,447
Adjustments:
Interest expense	358,069	453,844	743,001	715,128
Income tax expense (benefit)	157,978	-336,373	-697,058	-340,838
Depreciation and amortization	313,850	315,332	624,383	622,622

EBITDA	$1,066,866	$515,379	$(375,259)	$(515,535)

Mad Catz Interactive, Inc.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

For the Second Quarter and the Six Months Ended

September 30, 2003

Overview

This management’s discussion and analysis of financial condition and results of operations of Mad Catz Interactive, Inc. (the “Company”) should be read in conjunction with the consolidated financial statements of the Company and related notes. The consolidated financial statements are expressed in U.S. dollars and have been prepared in accordance with accounting principles generally accepted (GAAP) in Canada. This discussion and analysis contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors from time to time described in the Company’s continuous disclosure documents filed with securities regulatory authorities in Canada and the United States.

Profile

The Company is a corporation incorporated under the Canada Business Corporations Act. The Company is a holding company for several operating subsidiaries: (i) Mad Catz, Inc., which is the Company’s primary operating subsidiary, is incorporated in Delaware and is located in San Diego, California (“MCI”), distributes the Mad Catz and GameShark lines of video game accessories in the United States and to international customers outside Canada and Europe, (ii) 1328158 Ontario Inc. distributes the Company’s Mad Catz and GameShark lines of video game accessories in Canada under the name Mad Catz Canada (“MCC”), (iii) Mad Catz Europe, Limited, which is a corporation incorporated under the laws of England and Wales (“MCE”), sells the Company’s Mad Catz and GameShark lines of video game accessories in Europe. In connection with a general corporate reorganization, the Company also beneficially owns all the issued and outstanding shares of Mad Catz Interactive Asia, Limited, a corporation incorporated under the laws of Hong Kong (“MCIA”) that provides procurement services related to the manufacture of Mad Catz products. MCI owns all of the issued and outstanding shares of FX Unlimited, Inc., a corporation incorporated under the laws of Delaware (“FX”), which is currently inactive, but holds certain intangible assets related to the MCI business. MCI and FX each own 50% of the issued and outstanding shares of Mad Catz (Asia) Limited, a corporation incorporated under the laws Hong Kong (“MCA”), which is currently inactive. The Company manufactures (through third parties) the majority of its products in Asia. The Company’s products have been designed, developed, manufactured and marketed for all major video game systems. The Company’s products include video game controllers and accessories of all types. The Company produces a variety of interactive video game control devices; each used in conjunction with interactive entertainment software and video game platforms. The Company’s principal products include automotive racing simulation controllers, including joysticks, gamepads, light guns, and control pads, memory cards, cables, steering wheels and game enhancer software.

Significant events

On October 2, 2003, the Company announced an agreement with Nokia whereby MCI will develop and distribute licensed accessories for the Nokia N-Gage(TM) game deck. The release of the Mad Catz accessories, designed to enhance and maximize the users’ experience, coincided with the N-Gage launch in October 2003. MCI developed an officially licensed accessory pack exclusively for the Nokia N-Gage game deck.

On September 23, 2003, the Company announced the renewal of its $35.0 million asset based credit facility with Congress Financial. The Company and Congress Financial also agreed that any impact of the Company’s January 2003 acquisition of the GameShark brand and the www.gameshark.com web site URL would not be counted against the Company in its compliance with the adjusted tangible net worth covenant contained in the credit facility. This agreement formally replaced the waiver previously granted by the lender.

On September 2, 2003, the Company announced an exclusive international distribution agreement with Fire International, Ltd. (“Fire International”), a leading developer of game enhancement software and video game accessories in the UK. Fire International develops the game enhancement software that powers Mad Catz’ highly acclaimed GameShark® game enhancement products in North America. Under the terms of the agreement, Mad

Catz has been granted rights to market Fire International’s Xploder brand game enhancer software and Blaze brand video game accessories to certain retailers in the UK, France, Scandinavia and Australia. Fire International will continue to sell its products through specific catalog accounts in the UK.

In September 2003, the Company received a Dixon’s “Supplier of the Year Award” from Dixon’s Stores Group (DSG) the largest British consumer electronics and video game retailer. DSG have approximately 1,000 stores in the UK under the banners Dixon’s, Curry’s and PC World. The award was given for “Supplier of the Year under GBP10m”. This was only the second time a video game supplier has been nominated for an award, and the only time an award has been won by a supplier in the video game category. Earlier in the year the Company won a similar award from Target Corporation in the US.

During October, the Company received an award from Electronics Boutique Canada for the “Highest Retail Sales Increase”.

During the second quarter, a number of new products were introduced, including; the RetroCON video game controller for the PlayStation®2 (PS2); the first GameShark® product designed specifically for the Game Boy® Advance SP, with over 15,000 codes for over 200 Game Boy Advance games; GameShark GameSaves for PS2 and Xbox®; the LumiCON™ for PS2 and Xbox®; the GameShark™ Media Player software enabling users to stream music, video, and digital images from the computer to the television or home entertainment system through a PS2 and the GameShark 16MB Mega Memory for PS2.

Seasonality

Fiscal second quarter has historically been the second lowest sales period for the Company. Second quarter sales represented 18.9% and 18.8% of the Company’s total net sales in fiscal years 2003 and 2002, respectively. The Company relies heavily upon its fiscal third quarter, during which the retail holiday season generates the majority of its sales. Third quarter sales represented 43.7% and 45.1% of the Company’s total net sales in fiscal years 2003 and 2002, respectively.

Sales

Net sales in the second quarter of fiscal 2004 increased to $21.3 million as compared with $17.3 million in the prior year, an increase of approximately $4.0 million or 22.9%. This increase was primarily due to the Company’s US net sales, which were $15.9 million for the second quarter of fiscal 2004 as compared to $11.4 million in the second quarter of fiscal 2003. The fiscal 2004 second quarter international net sales of $3.8 million was $1.3 million below the $5.1 million in fiscal 2003 primarily due to the expiration of the PS2 Memory Card license in November 2002, which had accounted for approximately 94% of the international sales in the second quarter of fiscal 2003. Fiscal 2004 second quarter net sales in Canada of $1.6 million represented a $0.9 million increase over fiscal 2003 second quarter net sales of $0.8 million.

The top selling product group for the second quarter of fiscal 2004 was PS2, representing approximately 33% of gross sales, with Xbox at 28%, Game Boy at 10%, PlayStation at 8%, Game Cube at 11% and all others combining for 10% of gross sales. This compares with second quarter of fiscal year 2003 with PS2 at 45%, Xbox at 18%, Game Boy at 10%, PlayStation at 7%, Game Cube at 9% and all others combining for 11% for the quarter. The shift in platform sales reflects the increase in Xbox platform sales related to the microphone product for the Microsoft Music Mixer. Year to date for the first half of fiscal 2004, the top selling product group was PS2, representing approximately 37% of gross sales, with Xbox at 24%, Game Boy at 10%, PlayStation at 9%, Game Cube at 9% and all others combining for 11% of gross sales.

Gross sales by category during the second quarter of fiscal 2004 were as follows: pads 38%, bundles 12%, software (primarily game enhancement software) 14%, wheels 7%, memory 5% and all others combined were 24%. Comparatively, the same quarter in fiscal 2003 reported gross sales by category as: pads 36%, bundles

10%, software “nil”, wheels 7%, memory 33% and all others combining for 14%. These figures highlight the product category decrease in the PS2 Memory Card sales in fiscal 2003, with an offsetting increase in other accessory products and the introduction of the software category (primarily game enhancement software). Year to date for the second quarter of fiscal 2004, gross sales by category were as follows: pads 37%, bundles 14%, software (primarily game enhancement software) 14%, wheels 8%, memory 6% and all others combined were 21%.

Gross Profit

Gross profit is defined as net sales less factory product costs, cost of royalties, freight and distribution center costs. Gross profit in the second quarter of fiscal 2004 was $5.3 million as compared to $3.8 million in the prior year second quarter, an increase of $1.5 million or 40.1%. Year to date fiscal 2004 gross profit was $8.6 million, or 21.9% of net sales, up $3.1 million, a 55.7% increase over the $5.5 million, or 18.4% of net sales, during the year to date period in fiscal 2003.

Gross profit as a percentage of net sales was 25.1% for the second quarter of fiscal 2004 as compared to 22.1% in second quarter fiscal 2003. Gross profit has improved over the same period in the prior year due to manufacturing efficiencies, supply chain management initiatives and changes in the product mix. Improvements in the direct margins and mix of products sold accounted for the majority of the increase in gross profit, supported by reduced royalty expenses, however, offset by increased freight costs incurred from the change in product mix between shipments of small dimension memory cards to the larger dimension accessory products in Europe.

Operating Expenses

Operating expenses include selling, marketing, engineering and administrative expenses of the MCI, MCC and MCE businesses, in addition to the corporate operating expense associated with the Company. Total operating expenses were $4.3 million in the second quarter fiscal 2004, as compared to $3.2 million in fiscal 2003. Second quarter total operating expenses were 20.4% in fiscal 2004 compared to 18.3% in fiscal 2003. Year to date fiscal 2004 total operating expenses were $8.8 million or 22.6% of net sales, compared to $6.2 million or 20.7% of net sales in the same period of fiscal 2003.

Selling expenses for the second quarter were $2.2 million as compared to $1.6 million in fiscal 2003, an increase of $0.6 million or 37.8%. The increase in fiscal 2004 arose primarily from cooperative advertising costs in some of the Company’s new accounts to establish Mad Catz’ brand at these retail outlets and in the markets they serve and the expansion of the Company’s European operations. The increase in selling expenses also reflects additional costs related to sales growth and expenses associated with the Company’s support of the GameShark product line. Year to date fiscal 2004 selling expenses were $4.7 million or 11.9% of net sales, compared to $3.2 million or 10.6% of net sales in the same period of fiscal 2003.

Total administrative expenses were $2.1 million in the second quarter fiscal 2004, up from $1.6 million in the same period of fiscal 2003, an increase of $0.5 million or 35.7%. The increase in administrative expenses is primarily due to costs incurred to support the GameShark product line in addition to corporate wide audit and tax expenses including those related to the expansion of the Company’s European operations. Year to date fiscal 2004 administrative expenses were $4.2 million or 10.7% of net sales, compared to $3.0 million or 10.1% of net sales in the same period of fiscal 2003.

Interest Expense

Interest expense from continuing operations was $0.4 million in the second quarter of fiscal 2004 as compared to $0.5 million in the previous year second quarter. The decrease in interest expense is attributed to reduced interest rates and lower bank loan balances due to a decrease in working capital as compared to the second quarter of fiscal 2003, offset by the $5.1 million purchase of the GameShark intellectual property in January, 2003. Year to date fiscal 2004 interest expense was $0.7 million, consistent with the same period in fiscal 2003.

Depreciation and Amortization

Depreciation and amortization of capital assets and the GameShark intellectual property was $0.3 million in the second quarter of fiscal 2004, consistent with the expense incurred in the second quarter of fiscal 2003. Year to date depreciation and amortization expense was $0.6 million in both fiscal 2004 and 2003. Moulds used in production of video game accessories are the primary depreciable assets in the Company’s business. Intangible assets with defined useful lives acquired for GameShark will be amortized over the estimated useful life of the assets.

Income Tax Expense

Income tax expense was $0.2 million for the second quarter of fiscal year 2004, as compared to a $0.3 million income tax benefit for the second quarter of fiscal 2003. Year to date fiscal 2004 income tax benefit was $0.7 million compared to the income tax benefit in the same period of fiscal 2003 of $0.3 million. The change in effective tax rates from one period to the next reflects a change in jurisdiction of taxable income and the related tax rates for each foreign jurisdiction in which the Company is doing business.

Net Income/Loss and Net Income/Loss Per Share

Net income was $0.2 million in the second quarter of fiscal 2004 as compared to net income of $0.1 million during the same period in fiscal 2003. Basic and diluted net income per share in the second quarter of fiscal 2004 was nil, consistent with the same period of fiscal 2003. Year to date net loss was $1.0 million in the first half of fiscal 2004 as compared to a net loss of $1.5 million during the same period in fiscal 2003. Basic and diluted net loss per share for year to date fiscal 2004 was $0.02 compared to a net loss per share of $0.03 during the same period of fiscal 2003. Net loss per share is calculated using the weighted average number of basic and diluted shares outstanding during the fiscal 2004 second quarter which were 53,206,719 basic and 53,482,632 diluted shares compared to 52,955,006 basic and 53, 479, 088, diluted shares in the second quarter of the previous year. Year to date net loss per share is calculated using the weighted average number of basic and diluted shares outstanding during the fiscal 2004 first half which were 53,206,719 basic and diluted shares compared to 52,933,401 basic of and diluted shares in the first half of fiscal 2003.

Earnings Before Interest, Taxes, Depreciation and Amortization

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the Company’s operations were $1.1 million in the second quarter of fiscal 2004 compared to $0.5 million for the same period in the previous year. For the first half fiscal 2004 EBITDA was a negative $0.4 million compared to a negative $0.5 million for the same period of fiscal 2003. The results reflect the sales growth and resulting improved profitability of the second quarter.

The Company believes that EBITDA is a useful supplement to net income as an indication of operating performance. EBITDA is a key financial measure but is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating or net income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. As defined, EBITDA is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

Liquidity and Capital Resources

The Company’s working capital needs are provided by internally generated cash flow and an operating credit facility with an asset-based lender. The current operating credit facility has a maximum availability of $35.0 million, however access to this line of credit is based on eligible collateral (accounts receivable and inventory), which changes throughout the year. In addition, the Company must meet an Adjusted Tangible Net Worth covenant to access the line of credit. The Company was not in compliance with the adjusted tangible net worth covenant contained in the Credit Facility as of the end of the first quarter of fiscal 2004 due to the acquisition of the

GameShark intellectual property. On May 20, 2003, Congress Financial, the lender under the Credit Facility, waived the Company’s breach of this covenant through September 30, 2003. On July 23, 2003, the Company received notice from Congress Financial that it had agreed to extend the renewal date of the Company’s $35.0 million asset based credit facility to September 25, 2004. In connection with the renewal, the Company and Congress Financial also agreed that any impact of the Company’s January 2003 acquisition of the GameShark brand and the www.gameshark.com web site URL, would not be counted against the Company in its compliance with the adjusted tangible net worth covenant contained in the credit facility. This agreement formally replaced the waiver previously granted by the lender. At September 30, 2003, the outstanding balance of the Credit Facility was $17.0 million as compared to $17.1 million at March 31, 2003 and $18.8 million at September 30, 2002.

At September 30, 2003, cash balances were approximately $0.7 million, compared to $1.2 million at March 31, 2003 and $1.6 million at September 30, 2002. As set forth in the Consolidated Cash Flow Statements, the Company generated $0.3 million in cash in the second quarter, and $0.3 million during the first half of 2004 respectively, to fund operating activities as compared to the use of $6.4 million and $14.4 million for the same periods respectively of the previous year. The current year second quarter reflects a significantly reduced inventory position, approximately $12.0 million less than the prior year second quarter. September 2002 included an earlier build up of inventory for the high season, inventory of PS2 Memory Cards and the initial stocking of inventory for the expansion of the Company’s European operations.

Cash generated by operations in the second quarter of fiscal 2004 was primarily due to improved profitability in the quarter with net income of $0.2 million, the refund of approximately $0.8 million of taxes paid on prior year estimated income and the the $0.3 million reduction of income tax benefit due to profits generated in the quarter. In addition, working capital generated cash from the $0.7 million increase in accounts payable and accrued liabilities, the $0.6 million decrease of inventories, which were offset by the $2.0 million increase of accounts receivable for the quarter due to increased sales.

Cash used in investing activities was $0.3 million and $0.6 million for the second quarter and first half of fiscal 2004 respectively, as compared to cash used of $0.4 million and $0.6 million for the same periods in the previous year respectively. The sole investing activity for the respective periods was the purchase of capital assets.

Cash used in financing activities for the second quarter of fiscal 2004 was $0.5 million and nil for the first half of fiscal 2004, as compared to cash provided of $4.0 million and $14.5 million for the same periods of the previous year. Cash used and provided by financing activities was primarily due to the payment and advances against the line of credit for the respective periods. The cash from bank advances will vary day to day depending on the timing of payments to manufacturing facilities to reduce the Company’s accounts payable balances.

Total cash used for the second quarter of fiscal 2004 was $0.5 million as compared to the use of cash of $2.9 million during the same period in fiscal 2003. Total cash used for the first half of fiscal 2004 was $0.5 million as compared to the use of cash of $0.3 million during the first half of fiscal 2003.

The Company believes that its available cash balances, cash flows from operations and available line of credit will require continuous close management, but will be sufficient to satisfy its operating needs for the balance of fiscal 2004. However, the Company operates in a rapidly evolving and often unpredictable business environment that may change the timing or amount of expected future cash receipts and expenditures.

Balance Sheet

Cash at September 30, 2003 was $0.7 million, compared to the balance of $1.2 million at March 31, 2003. Cash is primarily “cash in transit” and is intended to pay current liabilities or the outstanding bank loan.

Accounts receivable at September 30, 2003 was $16.8 million as compared to $16.5 million at March 31, 2003. The increase in accounts receivable is due to the sales seasonality and growth, as discussed above, and is considered to be within established guidelines and in line with management’s expectations. The balance at September 30, 2003 was $4.5 million higher than the balance at September 30, 2002, up 37% attributable to the 30% increase in first half year to date sales over prior fiscal year to date.

Inventories at September 30, 2003 were $17.3 million as compared to $18.4 million at March 31, 2003, and $29.3 million at September 30, 2002. These inventory levels are notably reduced from the same time period in prior year due to the issues noted, however, are believed to be sufficient to support the current level of sales. This highlights the leaner inventory levels currently maintained versus the initial build up of inventory in the prior fiscal year quarter for the expansion of the European operation, including the PS2 Memory Card inventory and the then anticipated robust sales expected for the third quarter of fiscal 2003.

Goodwill at September 30, 2003 was $19.3 million as compared to $17.7 million at March 31, 2003. Goodwill is associated with the purchase of MCI and is carried in Canadian dollars, and translated to United States dollars for financial reporting. The change in value from March 31, 2003 to September 30, 2003 is due solely to changes in U.S. dollar to Canadian dollar exchange rates. Intangible assets of $5.0 million at September 30, 2003 and March 31, 2003 represent the Company’s investment in GameShark.

The Congress Financial Credit Facility at September 30, 2003 was $17.0 million as compared to $17.1 million at March 31, 2003 and $18.8 million at September 30, 2002.

Accounts payable and accrued liabilities at September 30, 2003 were $16.1 million as compared to $16.0 million at March 31, 2003 and $17.6 million at September 30, 2002, reflecting the lower inventory carrying levels.

As of September 30, 2003, the Company’s total assets were $66.4 million as compared to $65.6 million at March 31, 2003. Shareholders’ equity was $33.2 million at September 30, 2003 as compared to $32.4 million at March 31, 2003.

Outlook

The third quarter of the Company’s fiscal year has always proved to be the highest sales quarter of the year, historically generating over 40% of the annual sales. We are entering the third quarter with lean inventory levels that management believes will be sufficient and are closely working with our customers to forecast anticipated demand for all products over the high season of the year. The Company has seen strong industry and retailer response to its new product introductions which give reason for the Company to be cautiously optimistic for the remainder of fiscal 2004. The lack of significant console price cuts, combined with notably weaker than expected industry sales during calendar 2003 has lead the Company to focus on solidifying customer relationships through outstanding support and service, emphasis on the Company’s working capital management and to optimize the internal cost structure.